UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Casella Waste Systems, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

147448104
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,621,569
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,621,569
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Single-Asset Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 825,154
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 825,154
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,446,723
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,446,723
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,446,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,446,723
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,446,723
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,446,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,446,723
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,446,723
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,446,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,446,723
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,446,723
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,446,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 147448104

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by JCP Partnership and JCP Single-Asset were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,621,569 Shares owned directly by JCP Partnership is approximately $8,197,541, including brokerage commissions.  The aggregate purchase price of the 825,154 Shares owned directly by JCP Single-Asset is approximately $4,558,834, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,978,784 Shares outstanding as of October 15, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 23, 2015.

A.	JCP Partnership

(a)	As of the close of business on February 1, 2016, JCP Partnership beneficially owned 1,621,569 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 1,621,569
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,621,569
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	JCP Single-Asset

(a)	As of the close of business on February 1, 2016, JCP Single-Asset beneficially owned 825,154 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 825,154
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 825,154
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 147448104

C.	JCP Partners

(a)
JCP Partners, as the general partner of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 1,621,569 Shares owned by JCP Partnership and (ii) 825,154 Shares owned by JCP Single-Asset.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,446,723
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,446,723
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 1,621,569 Shares owned by JCP Partnership and (ii) 825,154 Shares owned by JCP Single-Asset.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,446,723
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,446,723
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	JCP Management

(a)
JCP Management, as the investment manager of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 1,621,569 Shares owned by JCP Partnership and (ii) 825,154 Shares owned by JCP Single-Asset.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,446,723
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,446,723
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Management has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 147448104

F.	Mr. Pappas

(a)
Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 1,621,569 Shares owned by JCP Partnership and (ii) 825,154 Shares owned by JCP Single-Asset.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,446,723
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,446,723
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 147448104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2016

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Single-Asset Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

CUSIP NO. 147448104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

JCP INVESTMENT PARTNERSHIP, LP

Purchase of Common Stock	20,000	6.1656	12/10/2015
Purchase of Common Stock	42,250	5.2500	01/19/2016

Sale of Call Option	(12,500)(1)	5.0000	12/08/2015
Sale of Put Option	(7,700)(2)	7.5000	12/23/2015
Purchase of Call Option*	1,200(3)	7.5000	01/08/2016
Purchase of Call Option*	32,400(3)	7.5000	01/11/2016

JCP SINGLE-ASSET PARTNERSHIP, LP

Purchase of Common Stock	20,000	6.1656	12/10/2015
Purchase of Common Stock	42,250	5.2500	01/19/2016

Sale of Call Option	(12,500)(4)	5.0000	12/08/2015
Sale of Put Option	(7,700)(5)	7.5000	12/23/2015
Purchase of Call Option*	1,200(6)	7.5000	01/08/2016
Purchase of Call Option*	32,400(6)	7.5000	01/11/2016

(1) Represents Shares underlying certain exchange-listed call options, which had a strike price of $5.00 per Share. These call options expired on December 18, 2015. JCP Partnership has closed out of all option positions.
(2) Represents Shares underlying certain exchange-listed put options, which have a strike price of $7.50 per Share. These put options expire on June 17, 2016. JCP Partnership has closed out of all option positions.
* Represents closing of a short position.
(3) Represents Shares underlying certain exchange-listed call options, which have a strike price of $7.50 per Share. These call options expire on June 17, 2016. JCP Partnership has closed out of all option positions.
(4) Represents Shares underlying certain exchange-listed call options, which had a strike price of $5.00 per Share. These call options expired on December 18, 2015. JCP Single-Asset has closed out of all option positions.
(5) Represents Shares underlying certain exchange-listed put options, which have a strike price of $7.50 per Share. These put options expire on June 17, 2016. JCP Single-Asset has closed out of all option positions.
(6) Represents Shares underlying certain exchange-listed call options, which have a strike price of $7.50 per Share. These call options expire on June 17, 2016. JCP Single-Asset has closed out of all option positions.